Exhibit (b)(3)

Bank of America, N.A.
Back Bay Capital Funding LLC
Banc of America Securities LLC
40 Broad Street
Boston, MA 02109

April 7, 2005

Goldner Hawn Johnson & Morrison Incorporated
3700 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
Attention: Michael T. Sweeney, Managing Director

Re:	Secured Credit Facilities

Dear Sir/Madam:

          You have informed Bank of America, N.A. (“BofA”), Back Bay Capital Funding LLC (“Back Bay” and, together with BofA, the “Agents”) and Banc of America Securities LLC (“BAS” and, together with the Agents, “we” or “us”) that Goldner Hawn Johnson & Morrison Incorporated (“Sponsor” or “you”) intends to acquire (the “Acquisition”), through a wholly-owned subsidiary to be formed by you (the "Borrower”), all of the issued and outstanding shares of capital stock of ShopKo Stores, Inc. (the "Company”) for a purchase price of approximately $1,200.0 million (the “Purchase Price”), pursuant to a merger agreement among the direct parent of the Borrower (“Holdings”), the Borrower and the Company (the “Merger Agreement”). You have further advised us that, upon consummation of the Acquisition, all existing indebtedness (other than capital lease obligations existing at the time of closing not in excess of $92.0 million) of the Borrower, the Company and their respective subsidiaries will be repaid simultaneously with the closing of the Acquisition and the financings described herein. References herein to the “Transaction” shall include the Acquisition, the financings described herein and all other transactions related to the Acquisition and such financings.

          You have also advised us that you propose to finance the Transaction and the related premiums, fees and expenses from the following sources: (a) not less than $30.0 million in common equity issued by the Borrower to one or more affiliates of the Sponsor, on terms satisfactory to us (the "Equity”), (b)(i) approximately $350.0 million (including outstanding letter of credit obligations) under a $600 million senior secured revolving credit facility (the “Revolver”) and (ii) no amounts under a $40 million Last Out Revolver Advance (the “Tranche A Plus” and, together with the Revolver, the “Senior Facilities”), each having the terms set forth in the Indicative Terms and Conditions attached hereto as Annex I (the “Term Sheet”), (c) $65.0 million under a senior second lien secured term loan facility (the “Term Loan” and, together with the Senior Facilities, the "Credit Facilities”), having the terms set forth in Exhibit A to the Term Sheet and (d) $700.0 million of borrowings by subsidiaries of Holdings pursuant to a mortgage-backed term loan facility (the “Securitization”).

          We are pleased to advise you of the commitment, severally and not jointly, of BofA to provide the Senior Facilities and Back Bay to provide the Term Loan, in each case subject to the terms and conditions of this commitment letter (this “Commitment Letter”) and the Term Sheet, as

Goldner Hawn Johnson & Morrison Incorporated
April 7, 2005

contemplated in the Term Sheet (including Exhibit A thereto). BAS is pleased to advise you that it is willing to act as the exclusive syndication manager for the Senior Facilities.

     1. The Agents

          BofA will act as Administrative Agent and Collateral Agent for itself and other lenders and participants in the Credit Facilities.

     2. Syndication

          BAS will act as the exclusive syndication manager for the Senior Facilities and, in such capacity, will perform the duties and exercise the authority customarily associated with such role. No additional agents, arrangers or syndication managers will be appointed with respect to the arrangement and syndication of the Senior Facilities. BAS may syndicate all or any portion of the Agents’ commitments hereunder to one or more financial institutions (which, together with the Agents in their capacity as lenders, are referred to herein as the “Lenders”) both before and after execution of definitive documentation for the Senior Facilities. BAS, in consultation with you and the Borrower, will manage all aspects of the syndication, including the selection of lenders, the determination of when to approach potential lenders, the titles and roles given various lenders in the syndicate, and the final allocation of the commitments among the lenders. BofA shall be released from a portion of its commitment hereunder in an aggregate amount equal to the commitment of those Lenders which commit and subscribe to the syndicate assembled by BAS.

          You and the Borrower will assist BAS in achieving a timely syndication, such assistance to include, among other things, (a) direct contact during the syndication between your and the Borrower’s senior officers, representatives and advisors, on the one hand, and prospective lenders, on the other hand, and your using best efforts to cause direct contact during the syndication between the Company’s senior officers, representatives and advisors, on the one hand, and prospective lenders, on the other hand, in each case at such times and places as we may reasonably request; (b) providing us with all such financial and other information with respect to you, the Borrower, the Company and the transactions contemplated by this Commitment Letter as we may reasonably request (subject to customary confidentiality requirements), including but not limited to financial projections (the “Projections”) relating to the foregoing; and (c) assistance in the preparation of one or more confidential information memoranda (the “Information Memoranda”) other marketing materials to be used in connection with the syndication.

          From the date of this Commitment Letter until our successful syndication (as determined by us and notified in writing to you) of the Senior Facilities, you will ensure that no financing for the Borrower or any of your or its subsidiaries or affiliates (other than your other portfolio companies), and you will use best efforts to cause the Company to ensure that no financing for it or any of its subsidiaries or affiliates, is announced, syndicated or placed without the prior written consent of BAS if such financing, syndication or placement would have, in the judgment of BAS, a detrimental effect upon the transactions contemplated hereby.

          You hereby represent and covenant that (a) all written information (other than the Projections) that has been or will be made available to any of the Lenders or us by you, the Borrower, the

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April 7, 2005

Company or any of your or their respective representatives in connection with the transactions contemplated hereby (the “Information”), when taken as a whole, is or will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements are made, not misleading, and (b) the Projections that have been or will be made available to any of the Lenders or us by you, the Borrower, the Company or any of your or their respective representatives in connection with the transactions contemplated hereby have been and will be prepared in good faith based upon assumptions believed by you to be reasonable at the time of preparation thereof. You agree to supplement the Information and the Projections from time to time and agree to advise us of all developments materially affecting the Borrower, the Company, any of their respective subsidiaries or the transactions contemplated hereby or the accuracy of Information and Projections previously furnished to us or any of the Lenders. You acknowledge that we may share with any of our affiliates or potential Lenders, and such affiliates and potential Lenders may share with us, any information related to you, the Borrower, the Company, or any of their respective subsidiaries or affiliates (including in each case information relating to creditworthiness) and the transactions contemplated hereby, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby.

          You shall be solely responsible for the contents of the Information Memoranda and any presentation associated therewith and acknowledge that we will be using and relying upon the information contained in the Information Memoranda and presentation without independent verification thereof. You agree that information regarding the Senior Facilities and information provided by you, the Borrower, the Company or your or their representatives to us and the Lenders in connection with the Senior Facilities and the Transactions (including, without limitation, draft and execution versions of the loan documentation and publicly filed financial statements of the Company) may be disseminated to potential Lenders and other persons permitted hereunder through one or more secure internet sites (including an IntraLinks workspace) created for purposes of syndicating the Senior Facilities, in accordance with BAS’ standard syndication practices (including hard copy and via electronic transmissions). Without limiting the foregoing, you agree to cause the Borrower and the Company to authorize the use of their and their subsidiaries’ logos in connection with any such dissemination.

     3. Indemnification

          (a) You and the Borrower, whether or not the Credit Facilities contemplated hereby are ever established, shall indemnify and hold harmless BAS, the Agents, the Lenders, their respective participants (if any) and their respective directors, officers, employees, affiliates, agents, attorneys, accountants, consultants and each other entity, if any, who controls any of the foregoing, and shall indemnify and hold such persons and entities (each, an “Indemnified Person”) harmless from and against all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Term Sheet, the use of proceeds of the extensions of credit thereunder, the Transaction or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any of such Indemnified Persons is a party thereto, and to reimburse each Indemnified Person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided, however, the foregoing indemnification shall not be available,

Goldner Hawn Johnson & Morrison Incorporated
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as to any Indemnified Person, on account of or in respect to any claim as to which there is a final determination made in a judicial proceeding (in which the Agents and such Indemnified Party have had an opportunity to be heard), which determination includes a specific finding that the person seeking indemnification pursuant hereto had acted in a grossly negligent manner or in actual bad faith.

          (b) If for any reason (other than the proviso in section (a) above) the foregoing indemnification is unavailable to any Indemnified Person or is insufficient to hold it harmless, then you and the Borrower shall contribute to the amount paid or payable by such Indemnified Person as a result of such loss, claim, damage or liability to the maximum amount legally permissible. You and the Borrower also agree that neither any Indemnified Person, nor any of their respective affiliates, partners, directors, agents, employees or controlling persons, shall have any liability to you and the Borrower, any person asserting claims on behalf or in right of you or the Borrower, or any other person in connection with or as a result of either this arrangement or any matter referred to herein or in the loan documentation except to the extent that there is a final determination made in a judicial proceeding (in which the Agents had an opportunity to be heard), which determination includes a specific finding that the losses, claims, damages, liabilities or expenses so incurred resulted from the gross negligence or actual bad faith of such Indemnified Person or the breach of their contractual obligations hereunder.

          (c) No Indemnified Person shall be liable for any indirect, special, punitive or consequential damages in connection with or arising out of this Commitment Letter or the transactions contemplated hereby. This indemnification shall survive any closing on, or retirement of, any credit facility between the Borrower, on the one hand, and any Agent and/or any Lender, on the other.

     4. Fees and Reimbursement

          You and the Borrower shall reimburse the Agents and BAS from time to time on demand for reasonable out-of-pocket expenses (including, but not limited to, reasonable expenses of due diligence investigation, reasonable syndication expenses, reasonable travel expenses and reasonable fees, disbursements and charges of one counsel for BofA and one counsel for Back Bay and any local or special counsel as reasonably necessary), in each instance incurred in connection with the preparation and negotiation of this Commitment Letter and the Term Sheet, the definitive documentation for the Credit Facilities; and the closing of the transactions contemplated hereby (but whether or not the Credit Facilities have closed). In connection with your acceptance of this Commitment Letter, you will pay to the Agents the Due Diligence Deposit (so referred to herein) of $350,000.00 towards the appraisal, commercial finance examination, legal and other costs and expenses incurred by each of the Agents in connection with the transactions contemplated by this Commitment Letter, provided, however, you and the Borrower shall remain obligated to reimburse the Agents and each Lender for any such expenses incurred in connection with the transaction contemplated by this Commitment Letter and not covered by the Due Diligence Deposit. Any remaining amounts from the Due Diligence Deposit after payment of all such expenses shall be returned to you; provided, however, that if the Agents are prepared to close on the Credit Facilities and you decide not to proceed, the Agents may retain the full amount of the Due Diligence Deposit.

          As consideration for our commitments and agreements hereunder you agree to pay, and cause the Borrower to pay, the nonrefundable fees set forth in the Term Sheet and in the Senior Facilities

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April 7, 2005

fee letter and the Term Loan fee letter each dated the date hereof and delivered herewith (together, the “Fee Letters”), as and when indicated therein, and to perform the obligations set forth in the Fee Letters.

     5. Closing

          This Commitment Letter shall terminate unless accepted by you on or before the earlier of (i) 5:00 p.m. (Boston time) on April 7, 2005 and (ii) the execution and delivery of the Merger Agreement by signing below and returning this Commitment Letter and each of the Fee Letters, so signed, to the Agents and by remitting the full amount of the Due Diligence Deposit to BofA as directed by BofA. If this Commitment Letter is so accepted, then, subject to the terms and conditions of this Commitment Letter (including the Term Sheet attached hereto), the Agents and the Lenders will be obligated to establish the Credit Facilities if all conditions precedent thereto are satisfied (as reasonably determined by the Agents and the Lenders) on or before November 1, 2005. The closing, in such event, would take place at the offices of counsel to the Agents or as otherwise agreed.

          You, with your acceptance of this Commitment, hereby agree to cause the Borrower and the Company to authorize BofA to file at any time (including prior to closing) financing statements in form prepared by the Agents’ counsel in connection with the Credit Facilities.

          If the Credit Facilities are not so established, BofA will terminate all pre-filed financing statements promptly following payment of all amounts then due hereunder.

          This letter does not constitute an unconditional commitment to lend. Such a commitment will exist only following: execution and delivery of definitive loan documents (each in form satisfactory to the Agents and each Lender); the recordation of such instruments and documents as the Agents reasonably determine to be appropriate under the circumstances; and the satisfaction of all conditions precedent referenced herein, in the Term Sheet, or in any of the loan documents.

     6. Nontransferability of Commitment

          The identity of the Sponsor is of material importance to the Agents and each Lender and BAS. Consequently, this commitment may not be assigned or transferred by you. Each Agent and Lender may assign its respective obligation (a) under this commitment to any present or future affiliate of any such Agent or Lender or (b) after the closing, under the Credit Facilities as provided in the loan documentation.

     7. Exclusive Dealing

          (a) You covenant that, from and after the date of this Commitment Letter, and until the consummation of the transactions contemplated herein or the expiry of the commitment provided for herein, you, the Borrower, the Company and their respective affiliates shall:

          (i) not directly or indirectly solicit, initiate, encourage, facilitate, negotiate or discuss any submission, proposal, or offer from, or any effort or attempt by, any other person, entity, or group relating to the financing of the Borrower, the Company or the Transaction, except

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for BofA with respect to the Securitization on terms and conditions satisfactory to us;

          (ii) provide the Agents with immediate written notice (with reasonable detail of the facts and circumstances relating thereto) of any submission, proposal, or offer, or any request for information, related directly or indirectly to any such financing of the Borrower, the Company or the Transaction; or

          (iii) not syndicate or attempt to syndicate, announce or authorize the announcement of the syndication of, or engage in discussions concerning the syndication of, any financing of the Borrower, the Company or the Transaction other than through BAS (or through its affiliates).

     8. Consent to Jurisdiction

          (a) You agree that any legal action, proceeding, case, or controversy against you or the Borrower with respect to this Commitment Letter or the Credit Facilities may be brought in the Superior Court of Suffolk County, Massachusetts or in the United States District Court, District of Massachusetts, sitting in Boston, Massachusetts, as the Agents may elect in its sole discretion. By acceptance of this Commitment Letter, the Sponsor for itself and the Borrower and in respect of their respective property, accepts, submits, and consents generally and unconditionally, to the jurisdiction of the aforesaid courts.

          (b) You WAIVE any objection based on forum non conveniens and any objection to venue of any action or proceeding instituted under or with respect to this Commitment Letter or the Credit Facilities and consents to the granting of such legal or equitable remedy as is deemed appropriate by the relevant Court.

          (c) You agree that any action commenced by you or the Borrower asserting any claim or counterclaim arising under or in connection with this Commitment Letter or the Credit Facilities shall be brought solely in the Superior Court of Suffolk County, Massachusetts or in the United States District Court, District of Massachusetts, sitting in Boston, Massachusetts, and that such Courts shall have exclusive jurisdiction with respect to any such action.

     9. Non-Disclosure of Commitment

          This Commitment Letter is delivered to you upon the condition that neither the existence of this Commitment Letter, the Term Sheet or the documentation of the Credit Facilities nor any of their contents shall be disclosed by you or any of your affiliates, directly or indirectly, to any other person, except that such existence and contents may be disclosed (i) as may be compelled in a judicial or administrative proceeding or as otherwise required by law or the regulations, rules and requirements of the Securities and Exchange Commission or (ii) to your directors, officers, employees, advisors and agents, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby. In addition, upon payment of the Due Diligence Deposit to the Agents and execution and delivery of this Commitment Letter by you to the Agents, this Commitment Letter, the

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Term Sheet and the documentation of the Credit Facilities may be disclosed to the Company and its directors, officers, employees, advisors and agents, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby.

     10. Waiver of Jury Trial

          You, the Borrower and the Agents makes each of the following waivers knowingly, voluntarily, and intentionally, and understands that we, in providing this Commitment Letter, and you in accepting this Commitment Letter, are each relying on such waivers.

          YOU, THE BORROWER AND THE AGENTS WAIVE THE FOLLOWING:

     THE RIGHT TO A JURY IN ANY TRIAL OF ANY CASE OR CONTROVERSY IN WHICH YOU, THE BORROWER OR THE AGENTS IS OR BECOMES A PARTY (WHETHER SUCH CASE OR CONTROVERSY IS INITIATED BY OR AGAINST YOU, THE BORROWER OR THE AGENTS OR IN WHICH YOU, THE BORROWER OR THE AGENTS IS JOINED AS A PARTY LITIGANT), WHICH CASE OR CONTROVERSY ARISES OUT OF OR IS IN RESPECT OF, THIS LETTER AND THE TRANSACTIONS CONTEMPLATED HEREBY.

     11. Patriot Act.

          We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), the Agents, BAS and the Lenders are required to obtain, verify and record information that identifies the Borrower, which information includes the name, address and tax identification number and other information regarding them that will allow the Agents, BAS and such Lender to identify them in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to the Agents, BAS and the Lenders.

[signature pages follow]

          If the foregoing is in accordance with your understanding of our agreement, please sign this Commitment Letter in the space indicated below and return it to the Agents.

Very truly yours,

BANK OF AMERICA, N.A.

By	/s/ James J. Ward

Title: Managing Director

BACK BAY CAPITAL FUNDING LLC

By	/s/ William Chan

Title: Vice President

BANC OF AMERICA SECURITIES LLC

By	/s/ Christopher R. Carmosino

Title: Managing Director

The foregoing is agreed to:

GOLDNER HAWN JOHNSON & MORRISON INCORPORATED

By	/s/ Michael T. Sweeney

Title: Managing Director
Dated: April 7, 2005

CONFIDENTIAL
ANNEX I

ShopKo Stores, Inc.
Indicative Terms and Conditions
Senior Credit Facilities
April 7, 2005

          Capitalized terms used and not otherwise defined herein have the meanings set forth in the Commitment Letter to which this Annex I is attached and of which it forms a part.

Borrower:	An entity to be formed by the Sponsor to acquire all the assets and capital stock of ShopKo Stores, Inc. (“Shopko”) and its subsidiaries (collectively, the “Borrower” or the “Company”). Any holding company parent of Shopko and each of its subsidiaries (other than Shopko) shall be guarantors of (or co-Borrowers under) the Credit Facilities, with certain exceptions to be agreed relating to the Real Estate Term Loan referred to below) (collectively, the “Guarantors”).

Sponsor:	Goldner Hawn Johnson & Morrison Incorporated.

Credit Facilities:	$600,000,000 Fully Underwritten Senior Revolving Credit Facility (the “Revolver”), to be funded in conjunction with up to a $40,000,000 Last Out Revolver Advance (“Tranche A Plus”, and together with the Revolver, the “Senior Facilities”). The aggregate principal amount of the Senior Facilities will be $640,000,000. The Tranche A Plus is available to be drawn at any time in increments of $5,000,000 at the Borrower’s option. Borrowings under the Tranche A Plus will be permanent, i.e., they will be the last dollars paid out of the $640,000,000 Senior Facilities.

Term Loan: A $65,000,000 Term Loan as outlined in detail in Exhibit A hereto (the “Term Loan” or “Tranche B”, and together with the Senior Facilities, the “Credit Facilities”). The Term Loan will be provided by Back Bay Capital Funding LLC.

Administrative and
Collateral Agent:	Bank of America, N.A.

Agents:	Together, Bank of America, N.A. for the Senior Facilities and Back Bay Capital Funding LLC for the Term Loan.

Sole Lead Arranger and
Sole Bookrunner:	Banc of America Securities LLC (“BAS”).

Lenders:	The Senior Facilities will be underwritten and syndicated to a group of financial institutions to be selected by Bank of America, N.A. and BAS.

Purpose:	At Closing, the Credit Facilities will be used to partially finance,

along with the $700,000,000.00 term loan to special purpose vehicles (the “SPVs”) formed in connection with such term loan, secured by certain real estate, certain related assets, the equity interests in the SPVs (in the form of mezzanine debt) and the proceeds thereof (the “Real Estate Term Loan”), the acquisition of ShopKo Stores, Inc. and its subsidiaries and to pay related transaction fees and expenses. Thereafter, the Senior Facilities will be available to finance working capital and general corporate purposes of the Company.

Closing:	On or before November 1, 2005.

Maturity:	Five years from the date of Closing.

Security:	The Senior Facilities will be secured by a first priority perfected security position on all of the Borrower’s and the Guarantors’ assets (excluding real estate transferred in connection with the Real Estate Term Loan) and the capital stock of its subsidiaries (other than the equity interests of the SPVs, except as may be required to accomplish the purposes of the last sentence of this section). The Tranche A Plus will be junior in right of payment from the collateral to the Revolver. The Term Loan will be junior in right of payment to the Senior Facilities in aggregate. The Senior Facilities will be secured by a pledge of all of the capital stock of the Borrower and an assignment, by way of a valid perfected security interest, of the right to receive any cash flow or value attributable to or associated with the real estate assets after payment of all debt service, required principal payments and other amounts then owing under the Real Estate Term Loan (including any mezzanine portions thereof).

Borrowing Base:	Revolver: At no time shall advances under the Revolver exceed (a) the lesser of an inventory advance rate of 85% of the most recent appraised liquidation value of the eligible retail and pharmacy inventory; plus (b) 85% of the appraised liquidation value of the prescription list capped at 10% of the borrowing base, plus (c) an amount equal to 85% of eligible credit card and pharmacy receivables minus (d) applicable reserves.

Tranche A Plus shall add an incremental advance against the inventory to bring the advance against the appraised liquidation value of inventory to 92.5%.

Definitions of eligibility and reserve levels and categories will remain as they are under the existing senior credit facility (the “Existing Agreement”) provided by Bank of America Retail Group (f.k.a. Fleet Retail Finance Inc.) and will be updated based on the results of field exams and appraisals. Borrowing Base and collateral reporting will be monthly unless Minimum Excess Availability declines below $100 million, at which point it will be weekly.

Unused Fee:	0.375% per annum, payable monthly in arrears on the unused

portion of the Senior Facilities.

Applicable Margin:	Revolver: The Applicable Margin shall be adjusted quarterly in accordance with a performance matrix based on the Borrower’s Excess Availability. Initial Pricing will be set at Level III of the performance matrix through the first six months after Closing.

		Eurodollar	Base Rate
		Applicable	Applicable
		Margin -	Margin -
Level	Excess Availability	Revolver	Revolver

I	> $400,000,000	1.50%	0.00%

II	<= $400,000,000 >= $250,000,000	1.75%	0.00%

III	< $250,000,000 >= $100,000,000	2.00%	0.00%

IV	< $100,000,000	2.25%	0.25%

Tranche A Plus: Eurodollar + 4.0% or Base + 2.0%.

Letter of Credit Fees:	Documentary Letters of Credit shall bear (a) a fee equal to the Eurodollar Applicable Margin minus 0.50% payable monthly in arrears on the average daily balance of Documentary Letters of Credit outstanding (calculated on the basis of actual number of days elapsed in a year of 360 days), and (b) the issuing bank’s customary fees and charges in connection with issuance, all amendments, extensions, draws and other actions with respect to letters of credit.

Standby Letters of Credit shall be priced at a fee equal to the Applicable Eurodollar Margin, payable on the total face amount of each outstanding standby letter of credit monthly in arrears.

Early Termination Fee:	1.00% of the Senior Facilities amount through the first anniversary of the Closing date and 0.50% of the Senior Facilities amount through the second anniversary of the Closing date. Notwithstanding the foregoing, in the event the Borrower refinances the Senior Facilities with a financing arranged by any affiliate of Bank of America, the Early Termination Fee would not apply.

Cash Management:	The Borrower will control its own cash until Minimum Excess Availability declines below $85 million. If Minimum Excess Availability declines below $85 million, collections and proceeds from the collateral shall be deposited either directly into an account with the Administrative Agent or another financial institution acceptable to the Agents and subject to blocked account arrangement, in its sole discretion. Proceeds will be used to reduce the Revolver on a daily basis, on the business day following receipt of funds by the Administrative Agent.

Financial Covenants:	Minimum Excess Availability of not less than $60,000,000 at all times.

Representations and
Warranties:	Substantially similar to the Existing Agreement with such changes necessitated by the Transaction, the Securitization and the increased leverage of the Company.

Covenants:	Substantially similar to the Existing Agreement with such changes necessitated by the Transaction, the Securitization and the increased leverage of the Company.

Events of Default:	Substantially similar to the Existing Agreement with such changes necessitated by the Transaction, the Securitization and the increased leverage of the Company (including, without limitation, the term of the Real Estate Term Loan not being extended or refinanced within a to be determined number of days prior to its maturity date).

Conditions Precedent:	Closing of the Senior Facilities shall be conditioned upon satisfaction of the following conditions precedent and other conditions customary to transactions of this type, or reasonably required by the Agents, including but not limited to:

1.	The Borrower shall have a capital structure acceptable to the Agents, including Equity of not less than $30,000,000 (of which up to $3,000,000 may take the form of rollover equity) to fund a portion of the acquisition price.

2.	Minimum Excess Availability under the Senior Facilities at Closing after giving effect to the funding of the Tranche B shall be equal to or greater than (i) $160,000,000 if the Closing occurs on or prior to September 30, 2005 and (ii) $170,000,000 if the Closing occurs after September 30, 2005. Accounts payable and taxes shall be paid current, excluding good faith disputes.

3.	All necessary consents and approvals from the Borrower and the Agents and BAS to the financing shall all have been obtained.

4.	Preparation, execution and delivery of a Credit Agreement and other related loan documentation substantially similar to the Existing Agreement with such changes necessitated by the Transaction, the Securitization and the increased leverage of the Company and otherwise reasonably satisfactory to the Agents, BAS, and Lenders.

5.	Reasonably satisfactory inter-creditor or agency agreement provisions between the Senior Facilities, the Term Loan, and agent for the Real Estate Term Loan.

6.	The Agents and BAS shall have received (i) reasonable and customary opinions of counsel to the Borrower as to the transactions contemplated hereby which opinions are reasonably satisfactory to the Agents and BAS, such opinions will include statements acceptable to the Agents and BAS that all regulatory, statutory, and justice department clearances have been met, or are not applicable, as the case may be with respect to this transaction, (ii) such corporate resolutions, certificates and other documents as the Agents and BAS shall reasonably request and (iii) a Solvency Opinion with respect to the transaction from a firm reasonably acceptable to the Agents and BAS.

7.	Liens on the Borrower’s collateral shall have been filed and otherwise perfected or duly provided for to the reasonable satisfaction of the Agents and BAS.

8.	No material misstatements in or omissions from the materials previously furnished to the Agents and BAS for their review. The Agents and BAS must be satisfied that any financial statements and projections delivered to it fairly present the business and financial condition of the Borrower and that there has been no material adverse change in the assets, business, financial condition, income or prospects of the Borrower and its subsidiaries since the date of the most recent financial information delivered to the Agents and BAS.

9.	In the Agents’, BAS, and their counsels’ reasonable opinion, the absence of any litigation or other proceeding the result of which would reasonably be expected to have a material adverse effect on the Borrower and its subsidiaries.

10.	The absence of any default of any material contract or agreement of the Borrower or any of its subsidiaries.

11.	There shall not have occurred any disruption or material adverse change in the financial or capital markets in general that would, in the opinion of the Agents and BAS, have a material adverse effect on the market for loan syndications or in the markets for equity securities in particular, or adversely affecting the syndication of the Senior Facilities.

12.	All stock and/or asset purchase agreements must be reasonably acceptable to the Agents and BAS.

13.	The corporate structure and organization of the Borrower, its subsidiaries, and any Guarantors shall be reasonably satisfactory to the Agents and BAS.

14.	The closing of the Real Estate Term Loan and the Back Bay Capital Funding LLC $65,000,000 Term Loan on general terms and conditions previously disclosed to the Agents and otherwise reasonably satisfactory to the Agents.

15.	Not less than a majority of the aggregate principal amount of the Company’s outstanding 9.25% Senior Notes due 2022 (the “Senior Notes”) shall have been tendered to, and accepted for payment by, the Company in accordance with the terms and conditions of the Company’s cash tender offer to purchase any and all of the Senior Notes (which offer shall have been commenced at the request of Newco and on the terms and conditions provided for in the Merger Agreement, including without limitation the condition that the Company not be required to accept any tenders until the Closing of the Merger shall have occurred), and the Company shall have received the consent of the holders of the Senior Notes regarding certain amendments to the covenants contained in the Indenture, dated as of March 12, 1992, by and between the Company and First Trust National Association, as trustee, which amendments shall be satisfactory to the Agents, and such amendments shall have become effective.

Other Conditions:	Beginning 12 months after the Closing date, the Borrower may (a) prepay all or a portion of the Term Loan, (b) make Permitted Distributions (including dividends), subject to a minimum excess availability amount to be agreed upon and financial performance criterion to be agreed upon.

Expenses:	The Borrower shall pay (i) all reasonable out-of-pocket expenses of the Administrative Agent associated with the syndication of the Senior Facilities and the preparation, negotiation, execution, delivery and administration of the loan documentation and any amendment or waiver with respect thereto (including the fees, disbursements and other charges of counsel and the charges of IntraLinks) and (ii) all expenses of the Administrative Agent (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the loan documentation.

EXHIBIT A
TO ANNEX I

ShopKo Stores, Inc.
Indicative Terms and Conditions
Term Loan Credit Facility
April 7, 2005

     Capitalized terms used and not otherwise defined herein have the meanings set forth in the Commitment Letter to which this Exhibit A to Annex I is attached and of which it forms a part.

Borrower:	An entity to be formed by the Sponsor to acquire all the assets and capital stock of ShopKo Stores, Inc. (“Shopko”) and its subsidiaries (collectively, the “Borrower” or the “Company”). Any holding company parent of Shopko and each of its subsidiaries (other than Shopko) shall be guarantors of (or co-Borrowers under) the Credit Facilities, with certain exceptions to be agreed relating to the Real Estate Term Loan referred to below) (collectively, the “Guarantors”)

Sponsor:	Goldner Hawn Johnson & Morrison Incorporated.

Lender:	Back Bay Capital Funding LLC.

Credit Facility:	A $65,000,000.00 term loan to be fully funded at closing, and structured on a first in/last out basis as part of a $640,000,000.00 senior credit facility with Bank of America, N.A. as administrative agent (the “Senior Credit Facility”). Total facility size will be $705,000,000.00.

Purpose:	To, along with the $700,000,000.00 term loan to special purpose vehicles (the “SPVs”) formed in connection with such term loan, secured by certain real estate, certain related assets, the equity interests in the SPVs (in the form of mezzanine debt) and the proceeds thereof (the “Real Estate Term Loan”), finance the acquisition of ShopKo Stores, Inc. and its subsidiaries, and for general working capital purposes.

Maturity:	Five (5) years from the closing date.

Security:	The Credit Facility will be secured by a 2nd security position on all of the Borrower’s assets (excluding real estate transferred in connection with the Real Estate Term Loan) and the capital stock of its subsidiaries (other than the equity interests of the SPVs, except as may be required to accomplish the purposes of the last sentence of this section); subject only to a 1st security position in favor of the Senior Credit Facility. The Credit Facility will be secured by a pledge of all of the capital stock of the Borrower and an assignment, by way of a valid perfected security interest, of the right to receive any cash flow or value attributable to or associated with the real estate assets after payment of all debt service, required principal payments and other amounts then owing under the Real Estate Term Loan (including any mezzanine portions thereof) and the Senior Credit Facility.

Borrowing Base:	At no time shall outstanding amounts under the Senior Credit Facility plus outstanding amounts under the Credit Facility exceed the lesser of

(i) $705,000,000.00, or (ii) 105.0% of the then current appraised liquidation (GOB) value of Eligible Inventory; plus, 85.0% of the current appraised liquidation (GOB) value of the Eligible Script list capped at 10% of the Senior Credit Facility’s Borrowing Base; plus, 85.0% of Eligible Accounts Receivable; minus,applicable reserves.

Eligible Inventory: shall be determined on a basis consistent with the existing senior credit facility (the “Existing Agreement”) provided by Bank of America Retail Group f.k.a. Fleet Retail Finance Inc.

Eligible Script List: shall be determined on a basis consistent with the Existing Agreement.

Eligible Accounts Receivable: shall be determined on a basis consistent with the Existing Agreement.

The actual reserves and final advance rates will be determined based on the most current inventory/prescription list appraisal and commercial field exam completed for the agent of the Senior Credit Facility.

Commitment Fee:	As set forth in the Fee Letter for the Credit Facility.

Interest:	Bank of America’s Prime Lending Rate plus 6.25% per annum, payable monthly in arrears.

Monitoring Fee:	As set forth in the Fee Letter for the Credit Facility.

Early Termination Fee:	As set forth in the Fee Letter for the Credit Facility.

Financial Covenants:	Minimum excess availability at all times of not less than $60,000,000.00.

Permitted Distributions:	Beginning 12 months after the closing date, the Borrower may make dividends payments, which shall be limited by liquidity and financial performance criterion to be agreed upon.

Lender Breakup Fee:	As set forth in the Fee Letter for the Credit Facility.

Representations and Warranties:	Substantially similar to the Existing Agreement with such changes necessitated by the Transaction, the Securitization and the increased leverage of the Company.

Covenants:	Substantially similar to the Existing Agreement with such changes necessitated by the Transaction, the Securitization and the increased leverage of the Company.

Events of Default:	Substantially similar to the Existing Agreement with such changes necessitated by the Transaction, the Securitization and the increased leverage of the Company (including, without limitation, the term of the Real Estate Term Loan not being extended or refinanced within a to be determined number of days prior to its maturity date).

Conditions Precedent:	Closing shall be conditioned upon satisfaction of the following conditions precedent and other conditions customary to transactions of this type, or reasonably required by the Lender.

1.	Minimum Excess Availability under the Senior Credit Facility at closing after giving effect to the funding of the Credit Facility shall be equal to or greater than (i) $160,000,000 if the Closing occurs on or prior to September 30, 2005 and (ii) $170,000,000 if the Closing occurs after September 30, 2005. Accounts payable and taxes shall be paid current, excluding good faith disputes.

2.	Liens on all of the Borrower’s collateral shall have been filed and otherwise perfected or duly provided for to the reasonable satisfaction of the Lender.

3.	All necessary consents and approvals to the financing shall all have been obtained.

4.	Preparation, execution and delivery of definitive documentation substantially similar to the Existing Agreement with such changes necessitated by the Transaction, the Securitization and the increased leverage of the Company and otherwise reasonably satisfactory to the Lender. Documentation shall contain representations, covenants, events of default, expense reimbursement, and indemnification provisions for the benefit of the Lender substantially similar to the Existing Agreement with such changes necessitated by the Transaction, the Securitization and the increased leverage of the Company and otherwise reasonably satisfactory to the Lender.

5.	Reasonably satisfactory inter-creditor or agency agreement provisions between (i) the Lender and agent for the Senior Credit Facility, and (ii) the Lender and agent for the Real Estate Term Loan.

6.	The Lender shall have received (i) reasonable and customary opinions of counsel to the Borrower as to the transactions contemplated hereby which opinions are reasonably satisfactory to the Lender and (ii) such corporate resolutions, certificates and other documents as the Lender shall reasonably request, and (iii) a solvency opinion with respect to the transaction from a firm reasonably acceptable to the Lender, which opinion is reasonably satisfactory to the Lender.

7.	No material misstatements in or omissions from the materials previously furnished to the Lender for its review. The Lender must be satisfied that any financial statements and projections delivered to it fairly present the business and financial condition of the Borrower; and that there has been no material adverse change in the assets, business, financial condition, income or prospects of the Borrower since the date of the most recent financial information delivered to the Lender.

8.	The absence of any litigation or other proceeding the result of which would reasonably be expected to have a material adverse effect on the Borrower.

9.	The absence of any default of any material contract or agreement of the Borrower or any of its subsidiaries.

10.	The Acquisition shall have occurred and the Lender shall be reasonably satisfied with the Borrower’s corporate structure along with all stock and/or asset purchase agreements.

11.	The Sponsor will make a minimum equity investment of $30,000,000.00 (of which up to $3,000,000 may take the form of rollover equity), and otherwise capitalize the Borrower in a manner acceptable to the Lender.

12.	The closing and funding of the Real Estate Term Loan on general terms and conditions previously disclosed to the Lender and otherwise reasonably satisfactory to the Lender. Further, the Lender shall be satisfied with the amount of rental payments being made by the Borrower to the SPVs.

13.	Not less than a majority of the aggregate principal amount of the Company’s outstanding 9.25% Senior Notes due 2022 (the “Senior Notes”) shall have been tendered to, and accepted for payment by, the Company in accordance with the terms and conditions of the Company’s cash tender offer to purchase any and all of the Senior Notes (which offer shall have been commenced at the request of Newco and on the terms and conditions provided for in the Merger Agreement, including without limitation the condition that the Company not be required to accept any tenders until the Closing of the Merger shall have occurred), and the Company shall have received the consent of the holders of the Senior Notes regarding certain amendments to the covenants contained in the Indenture, dated as of March 12, 1992, by and between the Company and First Trust National Association, as trustee, which amendments shall be satisfactory to the Agents, and such amendments shall have become effective.

Expenses:	The Borrower will pay all reasonable costs and expenses associated with the preparation, due diligence, administration and closing of all loan documentation, including, without limitation, the legal fees of the counsel to the Lender, regardless of whether or not the Credit Facility closes. The Borrower will also pay the expenses of the Lender in connection with the enforcement of any of the loan documentation.

Bank of America, N.A.
Back Bay Capital Funding LLC
Banc of America Securities LLC
40 Broad Street
Boston, MA 02109

June 10, 2005

Goldner Hawn Johnson & Morrison Incorporated
3700 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
Attention: Michael T. Sweeney, Managing Director

Re:	Waiver of Condition in Relation to Secured Credit Facilities

Dear Sir/Madam:

               Reference is made to a certain letter dated April 7, 2005 (the “Commitment Letter”) from Bank of America, N.A. (“BofA”), Back Bay Capital Funding LLC (“Back Bay” and together with BofA, the “Agents”) and Banc of America Securities LLC (“BAS” and, together with the Agents, “we” or “us”) addressed to Goldner Hawn Johnson & Morrison Incorporated (“Sponsor” or “you”) relating to certain Senior Facilities and a Term Loan (each as defined therein) in connection with the proposed acquisition all of the issued and outstanding shares of capital stock of ShopKo Stores, Inc. (the “Company”). Capitalized terms used in this letter without definition that are defined in the Commitment Letter or in the Term Sheet attached thereto shall have the respective meanings given to them in the Commitment Letter or in the Term Sheet.

               You have requested that the Agents and BAS waive (i) the fifteenth Condition Precedent to the closing of the Senior Facilities set forth in the Term Sheet and (ii) the thirteenth Condition Precedent to the closing of the Term Loan set forth in Exhibit A to the Term Sheet (such Conditions Precedent being together referred to as the “Senior Note Condition”).

               Subject to satisfaction of the Waiver Conditions described below, each of the Agents and BAS hereby waives the requirement that the Senior Note Condition be satisfied prior to the Closing of the Credit Facilities.

               The foregoing Waiver shall be subject to the satisfaction of the following conditions (the “Waiver Conditions”) on or prior to the Closing of the Credit Facilities:

(a)	no default or event of default (however described and whether or not matured) under the Indenture with respect to the Senior Notes, dated as of March 12, 1992 by and between the Company and First Trust National Association, as supplemented by a First Supplemental Indenture dated as of May 22, 1998 (as so supplemented, the “Senior Note Indenture”) shall have occurred or could be expected to occur as a result of the Transaction, and any amendments to or modifications of the Senior Note Indenture and/or the notes issued thereunder shall have been consented to in writing by the Agents, which consent may be given or withheld in the Agents’ sole discretion;

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(b)	any modifications to the terms of, or substitutes or replacements for the Real Estate Term Loan (as so modified, substituted or replaced, the “Modified Real Estate Term Loan”) shall be reasonably satisfactory to each of the Agents and BAS, including as to any intercreditor arrangements among the holders of the Modified Real Estate Term Loan and the Credit Facilities;

(c)	in addition to the Security described in the Term Sheet and Annex A thereto the Term Loan will be secured by second priority mortgages (junior only to (i) the Modified Real Estate Term Loan, including any mezzanine portions thereof, and (ii) the Remaining Senior Notes (as defined below)) over all real estate assets of the Company and its subsidiaries that would have been transferred in connection with the Real Estate Term Loan;

(d)	the sum of (i) the outstanding aggregate principal amount of the Senior Notes that shall not have been tendered to, and accepted for payment by, the Company prior to the date of the Closing of the Credit Facilities (the “Remaining Senior Notes”) plus (ii) the principal amount of the Modified Real Estate Term Loan shall not exceed $700,000,000; and

(e)	the projected aggregate debt service (including, without duplication, any interest, fees, rent and mandatory repayments of principal) on the Remaining Senior Notes and the Modified Real Estate Term Loan shall not exceed $52,500,000 for each period of twelve (12) consecutive months ending on the first and second anniversaries of the Closing.

      The Agents and BAS hereby agree that if the Waiver Conditions are satisfied they will permit the liens securing the obligations under the Credit Facilities over the shares of stock of the Company’s subsidiaries to equally and ratably secure the Remaining Senior Notes in accordance with the requirements of the Senior Note Indenture and will take such steps as may be reasonably necessary to effect such equal and ratable security.

      Except as expressly waived by this letter, all of the terms and conditions of the Commitment Letter and the Term Sheet (including Exhibit A thereto) shall remain in full force and effect without waiver or modification

      This letter shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Massachusetts. Sections 8, 9 and 10 of the Commitment Letter are hereby incorporated by reference as if set forth herein in their entirety and as if all references to the “Commitment Letter” therein shall instead refer to this letter. This letter shall become effective when signed by each of the Agents and BAS and accepted by you by signing where provided below.

[signature pages follow]

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               If the foregoing is in accordance with your understanding of our agreement, please sign this letter in the space indicated below and return it to the Agents.

Very truly yours, BANK OF AMERICA, N.A.
By:	/s/ James J. Ward
Title: Managing Director

BACK BAY CAPITAL FUNDING LLC
By:	/s/ William Chan
Title: Vice President

BANC OF AMERICA SECURITIES LLC
By:	/s/ Christopher R. Carmosino
Title: Managing Director

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The foregoing letter is hereby accepted and agreed:

GOLDNER HAWN JOHNSON & MORRISON INCORPORATED

By /s/ Michael S. Israel
Title: Managing Director
Dated: June 10, 2005